NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. reports earnings of $0.21 per share in the second quarter of 2006, a 50% increase from the prior year period

Calgary, Alberta, July 31, 2006 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced a 50% increase in earnings per share for the second quarter ended June 30, 2006.

CE Franklin reported net income of $3.9 million or $0.21 per share (diluted) for the second quarter ended June 30, 2006 as compared to net income of $2.5 million or $0.14 per share (diluted) for the quarter ended June 30, 2005.

Financial Highlights

	Three Months Ended		Six Months Ended		Year Ended
	June 30		June 30		December 31
(millions of Cdn.$ except per share data)	2006	2005	2006	2005	2005
	(unaudited)		(unaudited)
Sales	$115.5	$91.9	$291.8	$220.3	$482.4

Gross Profit	22.5	18.2	54.7	41.8	91.3
Gross Profit - %	0.2%	0.2%	0.2%	0.2%	0.2%

EBITDA(1)	7.0	5.9	22.1	16.6	36.0
EBITDA(1) as a % of sales	0.1%	0.1%	0.1%	0.1%	0.1%

Net income	$3.9	$2.5	$12.8	$8.3	$18.9
Per share
Basic (Cdn. $)	$0.21	$0.14	$0.71	$0.48	$1.09
Diluted (Cdn. $)	$0.21	$0.14	$0.68	$0.46	$1.01

Sales increased 25.6% to $115.5 million for the quarter ended June 30, 2006 as compared to $91.9 million for the quarter ended June 30, 2005.  The 25.6% improvement in sales reflects strong commodity prices and improved industry economics resulting in an increase in spending by existing and new customers.  Key industry statistics include well completions and rig counts.  Well completions (excluding dry and service wells) were up 20.1% to 4,639 wells for the three months ended June 30, 2006 compared to 3,864 for the three months ended June 30, 2005. Average rig count for the quarter ended June 30, 2006 increased by 28.4% to 312 rigs compared to 243 rigs for the quarter ended June 30, 2005.

Average rig count decreased 54.7% during the second quarter of 2006 as compared to the first quarter of 2006.  The second quarter brings spring breakup in Canada as warm weather returns and the winter’s frost comes out of the ground resulting in secondary roads becoming incapable of supporting heavy equipment until the roads have dried out.  As a result activity levels decline during the second quarter as compared to the first quarter.  Sales for the quarter ended June 30, 2006 dropped by 34.5% as compared to the quarter ended March 31, 2006 due to the factors associated with spring breakup.

EBITDA(1) for the quarter ended June 30, 2006 increased 19.1% to $7.0 million from $5.9 million for the quarter ended June 30, 2005.  The $23.6 million increase in sales resulted in an incremental flow through to EBITDA of 4.8% and 5.8% to net income.

“A benchmark of success for oilfield service companies is to be profitable during spring breakup when activity levels drop of significantly,” said Michael West, Chairman, President and CEO.  This is the third year in a row we have been profitable during breakup.”

Outlook

With the conclusion of spring breakup activity levels are expected to increase, and continued strong commodity prices are expected to support the demand for CE Franklin’s products and services in Canada.  Although industry activity levels are difficult to forecast with certainty, many industry watchers are predicting high levels of activity through the third and fourth quarters of 2006.  As a result, CE Franklin’s management remains optimistic regarding the continuation of strong demand for the Company’s products and services in Canada.

CE Franklin is committed to outperform market activity.

Conference Call and Webcast Information

A conference call to review the quarter ended June 30, 2006, which is open to the public, will be held on Tuesday, August 1, 2006 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-800-796-7558 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-877-289-8525 and entering the pass code of 21194648# and may be accessed until midnight Tuesday, August 8, 2006.

The call will also be webcast live at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1519760 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, Chairman, President and Chief Executive Officer will lead the discussion and will be accompanied by Randy Henderson, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.  The call is scheduled for a maximum of 45 minutes.

For Further Information Contact:

Michael West Chairman, President and CEO (403) 531-5602	Randy Henderson Vice President and CFO (403) 531-5603

_______________________________

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.  See page 5 for a reconciliation of net income to EBITDA.

Forward-Looking Statements

The information in this MD&A contains “forward-looking statements” within the meaning of securities legislation including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A and those found under the caption “Risk Factors”.

Additional information on these and other factors that could affect the Company’s operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or the Company's website (www.cefranklin.com).  For a discussion of other risk factors, which could impact CE Franklin Ltd., please review CE Franklin’ s Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•

the forecasted continuation of high activity levels through the third and fourth quarters of 2006;

•

planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

•

the Company’s future financial condition or results of operations and future revenues and expenses;

•

the Company’s future gross profit and net profit margins;

•

the Company’s estimate of Sarbanes Oxley section 404 compliance costs in 2006;

•

the Company’s business strategy and other plans and objectives for future operations;

•

fluctuations in worldwide prices and demand for oil and gas;

•

fluctuations in levels of gas and oil exploration and development activities; and

•

fluctuations in the demand for the Company’s products and services.

We caution you that these forward-looking statements are subject to risks and uncertainties, many of which are beyond CE Franklin’s control.  These risks include, but are not limited to, economic conditions, seasonality of drilling activity, commodity price volatility for oil and gas, currency fluctuations, inflation, regulatory changes and the other risks described under the caption “Risk Factors”.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A with the Securities and Exchange Commission, except as required by law.

Management’s Discussion and Analysis as at July 31, 2006

For the quarter and six months ended June 30, 2006 as compared to the quarter and six months ended June 30, 2005

(All amounts shown in CDN $ unless otherwise specified)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance during the periods presented and significant trends that may impact future performance of CE Franklin Ltd.  This discussion should be read in conjunction with the Financial Statements of CE Franklin Ltd. and the related notes thereto and should be read in conjunction with the Management’s Discussion and Analysis included in the Company’s December 31, 2005 Annual Report and Financial Statements and notes thereto.

The selected financial data presented below is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles, or “Canadian GAAP”.  There are no Statements of Operations differences between Canadian GAAP and U.S. generally accepted accounting principles “U.S. GAAP.”

Overview

CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to producers of oil and gas in Canada through its 42 branches and various inventory stocking points which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin.  One branch was opened during the second quarter.  In addition, the Company distributes pipe, valves, flanges and fittings to the oilsands, refining, heavy oil and petrochemical industries and non-oilfield related industries such as the forestry and mining industries.

The Company operates its business in only one operating segment, which is the distribution of pipe, valves, flanges, fittings, tubular products, production equipment and general oilfield supplies.  CE Franklin considers all of the products it distributes to have similar economic characteristics, and are sold to the same class of customers.  Operating results by product lines, geographic area or other lower level components or units of operations are not regularly reviewed by our chief operating decisions makers to make decisions about the allocation of resources to, or the assessment of performance of, such product lines, geographic areas or components or units of operations.

Results of operations

The following table summarizes CE Franklin’s results of operations.

	Three months ended June 30		Six months ended June 30
(in thousands of Cdn. Dollars except per share data)	2006	2005	2006	2005
Statements of Operations	(unaudited)		(unaudited)

Sales	$115,464	$91,899	$291,821	$220,271
Gross Profit	22,460	18,164	54,707	41,827
Gross Profit - %	0.2%	0.2%	0.2%	0.2%

Other expenses (income)
Selling, general and administrative expenses	15,450	12,204	32,692	25,113
Amortization	692	1,178	1,393	2,346
Interest	739	493	1,405	1,002
Other	(13)	63	(102)	72
	16,868	13,938	35,388	28,533

Income before income taxes	5,592	4,226	19,319	13,294
Income tax expense	1,678	1,683	6,526	4,947
Net income	$3,914	$2,543	$12,793	$8,347

Net income as a % of sales	0.0%	0.0%	0.0%	0.0%

EBITDA (1)	7,023	5,897	22,117	16,642
EBITDA as a % of sales	0.1%	0.1%	0.1%	0.1%
Net income per share
Basic (Cdn. $)	$0.21	$0.14	$0.71	$0.48
Diluted (Cdn. $)	$0.21	$0.14	$0.68	$0.46

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

The following is a reconciliation of net income to EBITDA:

(in thousands of Cdn. dollars)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Net income	$3,914	$2,543	$12,793	$8,347
Interest expense	739	493	1,405	1,002
Income tax expense	1,678	1,683	6,526	4,947
Amortization	692	1,178	1,393	2,346
EBITDA	$7,023	$5,897	$22,117	$16,642

Results of Operations – For the Three and Six Months Ended June 30, 2006

The price of oil and gas as at June 30, 2006 was U.S. $73.93 per bbl (West Texas Intermediate) and Cdn. $5.27 per gj (AECO spot) respectively.  This compares to U.S. $58.75 per bbl (West Texas Intermediate) for oil and Cdn. $6.65 per gj (AECO spot), for gas as at June 30, 2005. The average price of oil and gas for the quarter ended June 30, 2006 was U.S. $70.56 per bbl (West Texas Intermediate) and Cdn. $6.01 per gj (AECO spot) respectively.  This compares to an average of U.S. $53.22 per bbl (West Texas Intermediate) for oil and Cdn. $7.37 per gj (AECO spot), for gas for the quarter ended June 30, 2005.

Well completions (excluding dry and service) increased by 20.1% to 4,639 wells for the three months ended June 30, 2006 compared to 3,864 wells for the three months ended June 30, 2005. Well completions were up 21.7% in the first six months of 2006 to 10,409 wells compared to 8,555 wells in the first six months of 2005. The average rig count increased 28.4% to 312 rigs in the second quarter of 2006 from 243 rigs in the second quarter of 2005. The average rig count for the first six months of 2006 increased 35.9% to 500 rigs compared to 368 rigs in the first six months of 2005.

Sales

Sales for the quarter ended June 30, 2006 increased 25.6% or $23.6 million to $115.5 million from $91.9 million for the quarter ended June 30, 2005. Sales for the six months ended June 30, 2006 increased 32.5% or $71.5 million to $291.8 million from $220.3 million for the six months ended June 30, 2005. The sales increase was due to strong commodity prices and improved industry economics resulting in an increase in spending by existing and new customers.

Gross Profit

Gross profit increased 23.7% or $4.3 million to $22.5 million for the quarter ended June 30, 2006 from $18.2 million for the quarter ended June 30, 2005. Gross profit margins showed a small decline from 19.8% for the quarter ended June 30, 2005 to 19.5% for the quarter ended June 30, 2006.

Gross profit increased 30.8% or $12.9 million to $54.7 million for the six months ended June 30, 2006 from $41.8 million for the six months ended June 30, 2005. Gross profit margins decreased slightly from 19.0% for the six months ended June 30, 2005 to 18.7% for the six months ended June 30, 2006.

Gross profit margins have remained generally consistent as a result of continued focus on margin initiatives implemented by the Company in 2003, which include offshore procurement, standardization of certain product lines and a more disciplined procurement practice.  These positive initiatives were somewhat offset by capacity issues of vendors resulting in the Company procuring certain product from non-standard sources of supply.

Selling, General and Administrative Costs (SG&A)

SG&A costs increased $3.2 million or 26.6% to $15.4 million for the quarter ended June 30, 2006 from $12.2 million for the quarter ended June 30, 2005. SG&A costs increased $7.6 million or 30.2% to $32.7 million for the six months ended June 30, 2006 from $25.1 million for the six months ended June 30, 2005. The increase in SG&A for the quarter and first six months of 2006 related to salaries and benefits for new employees hired to support the increase in sales, employee performance pay incentives and agents’ commissions due to the increase in sales and gross profit, occupancy costs related to new and expanded locations to support the increase in sales and costs related to compliance with the Sarbanes-Oxley act of 2002 (“SOX”).

The total number of employees increased 23.9% as at June 30, 2006 to 420 employees compared to 339 employees as at June 30, 2005.  Revenue per employee for the first half of 2006 increased 6.9% compared to the first half of 2005.  The improvement reflects standardization of processes and procedures, whereby all internal processes are performed consistently throughout the Company’s operations resulting in process improvement efficiencies.  Consulting and audit fees related to the Company’s SOX Section 404 certification were $0.8 million in the first six months of the year.  It is anticipated that the SOX404 certification initiative will cost the Company approximately $1.5 million to $2.0 million or $0.05 to $0.07 per share (diluted) in 2006.

EBITDA(1)

EBITDA for quarter ended June 30, 2006 increased $1.1 million or 19.1% to $7.0 million compared to $5.9 million for the quarter ended June 30, 2005. The $23.6 million increase in sales resulted in a 4.8% incremental flow through to EBITDA.  EBITDA as a percentage of sales was 6.1% for the quarter ended June 30, 2006 versus 6.4% for the quarter ended June 30, 2005.

EBITDA for the six months ended June 30, 2006 increased 32.9% or $5.5 million to $22.1 million compared to $16.6 million for the six months ended June 30, 2005. The $71.5 million increase in sales resulted in a 7.7% incremental flow through to EBITDA. EBITDA as a percentage of sales was 7.6% for both the six months ended June 30, 2006 and June 30, 2005.

EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  For a reconciliation of net income to EBITDA, please see page 5.

Income Before Income Taxes

Income before income taxes improved 32.3% or $1.4 million to $5.6 million for the quarter ended June 30, 2006 compared to $4.2 million for the quarter ended June 30, 2005.  The improvement is a result of the $4.3 million increase in gross profit and a reduction in amortization expense of $0.5 million offset by the $3.2 million increase in SG&A and other and a $0.2 million increase in interest expense.  Amortization expense declined due to the Company’s enterprise system being fully amortized. The $23.6 million increase in sales resulted in a 5.8% incremental flow through to income before income taxes.

Income before income taxes improved 45.3% or $6.0 million to $19.3 million for the six months ended June 30, 2006 compared to $13.3 million for the six months ended June 30, 2005.  The improvement is a result of the $12.9 million increase in gross profit and a reduction in amortization expense of $1.0 million offset by the $7.5 million increase in SG&A and other and a $0.4 million increase in interest expense. The $71.5 million increase in sales resulted in an 8.4% incremental flow through to income before income taxes.

Income Taxes

The Company’s effective tax rate for the quarter ended June 30, 2006 was 30.0%, as compared to an effective tax rate of 39.8% for the quarter ended June 30, 2005.  The Company’s effective tax rate for the six months ended June 30, 2006 was 33.8%, as compared to an effective tax rate of 37.2% for the six months ended June 30, 2005.  The reduction in the effective tax rate for the quarter and six months ended June 30, 2006 is due to a reduction in tax rates, a reduction in taxes upon filing of return from those previously accrued and non-deductible items.

Net Income and Net Income per Share

Net income for the for the quarter ended June 30, 2006 was $3.9 million or $0.21 per share (diluted) as compared to $2.5 million or $0.14 per share (diluted) for the for the quarter ended June 30, 2005.  This represents an income improvement of $1.4 million or $0.07 per share (diluted).

Net income for the for the six months ended June 30, 2006 was $12.8 million or $0.68 per share (diluted) as compared to $8.3 million or $0.46 per share (diluted) for the for the six months ended June 30, 2005.  This represents an income improvement of $4.5 million or $0.22 per share (diluted).

Summary of Quarterly Financial Data

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  There are no Statements of Operations differences between Canadian GAAP and U.S. GAAP.

Summary Of Quarterly Financial Data CONT’

(in thousands of Cdn. dollars except per share data)
Unaudited	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	2004	2004	2005	2005	2005	2005	2006	2006

Sales	$78,232	$104,435	$128,372	$91,899	$121,809	$140,323	$176,357	$115,464

EBITDA(1)	3,421	5,958	10,745	5,897	8,300	11,061	15,094	7,023
EBITDA(1) as a % of sales	0.0%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%

Net income	1,198	2,839	5,804	2,543	4,214	6,303	8,879	3,914
Net income as a % of sales	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%

Net income per share
Basic (Cdn. $)	$ 0.07	$ 0.17	$ 0.34	$ 0.14	$ 0.25	$ 0.36	$ 0.50	$ 0.21
Diluted (Cdn. $)	$ 0.07	$ 0.16	$ 0.32	$ 0.14	$ 0.22	$ 0.33	$ 0.47	$ 0.21

The Company’s sales levels are affected by seasonable weather conditions.  Many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As warm weather returns in the spring each year the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  As a result, the first and fourth quarters typically represent the busiest time and highest sales activity for the Company.  Sales levels drop dramatically during the second quarter spring breakup until such time as the roads have dried and road bans have been lifted.

Well completions (excluding dry and service) dropped by 19.6% to 4,639 wells for the second quarter of 2006 compared to 5,770 wells for the first quarter of 2006.  The average rig count decreased by 54.7% to 312 rigs in the second quarter of 2006 from 688 in the first quarter of 2006.

Sales for the quarter ended June 30, 2006 decreased 34.5% to $115.5 million from $176.4 million for the quarter ended March 31, 2006.

Net income was $3.9 million or $0.21 per share (diluted) for the quarter ended June 30, 2006 compared to $8.9 million or $0.47 per share (diluted) for the quarter ended March 31, 2005. The decline in sales and net income is due to the overall decrease in market activity that is typical for the second quarter due to the weather conditions described above. The Company has remained profitable during the second quarter for three consecutive years.

Liquidity and Capital Resources

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances.  The Company will use these funds to finance acquisitions and capital expenditures.  Cash flow from operating activities and the Company’s 364 day bank operating facility are used to finance the Company’s investment in working capital, which is primarily comprised of accounts receivable, inventories and other current assets, net of accounts payable and accrued liabilities and other current liabilities.

For the three months ended June 30, 2006 the Company generated $5.4 million in cash flow from operating activities, before net change in non-cash working capital balances, $10.6 million from working capital (excluding the bank operating loan), and $1.2 million from the issuance of capital stock on exercise of employee stock options.  Cash used during the quarter was $0.7 million for purchases of capital and other expenditures, and $0.1 million in repayments on capital leases.  These activities resulted in a $16.5 million reduction in the bank operating loan.

For the three months ended June 30, 2005 the Company generated $2.6 million in cash flow from operating activities, before net change in non-cash working capital balances, $6.9 million from working capital (excluding the bank operating loan) and $0.1 million in the issuance of capital stock from the exercise of employee stock options. This was offset by $31,000 in capital and other expenditures and $55,000 in repayments on capital leases. These activities resulted in a $9.6 million reduction in the bank operating loan.

For the six months ended June 30, 2006 the Company generated $14.8 million in cash flow from operating activities, before net change in non-cash working capital balances and $1.6 million in the issuance of capital stock from the exercise of employee stock options.  The cash generated was offset by a $19.0 million increase in working capital (excluding the bank operating loan), $2.3 million to purchase a two branch distribution operation, $1.6 million in capital and other expenditures and $0.1 million in repayments on capital leases.  These activities resulted in a $6.6 million increase in the bank operating loan.

For the six months ended June 30, 2005 the Company generated $9.7 million in cash flow from operating activities, before net change in non-cash working capital balances and $0.3 million in the issuance of capital stock from the exercise of employee stock options. This was offset by an $11.0 million increase in working capital (excluding the bank operating loan), $0.1 million in capital and other expenditures and $0.1 million in repayments on capital leases. These activities resulted in a $1.3 million increase in the bank operating loan.

For the quarter ended June 30, 2006 accounts receivable decreased $42.4 million or 32.7% to $87.4 million from $129.7 million as at March 31, 2006.  For the six months ended June 30, 2006 accounts receivable decreased $9.1 million or 9.5% to $87.4 million from $96.5 million as at December 31, 2005. The decrease in accounts receivable reflects collections and the reduction in activity levels during the second quarter.

Average Days Sales Outstanding (DSO) was 60.5 days in the second quarter of 2006 and 59.6 days in the first six months of 2006. This compares to 58.2 days for the second quarter of 2005 and 53.8 days for the first six months of 2005.  The deterioration in DSO for the quarter reflects, in part, slower approval and processing of transactions by both the Company and its customers due to the high volume of activity in the first quarter.

Total inventory for the Company increased to $95.4 million as at June 30, 2006 as compared to $81.2 million as at March 31, 2006 and $80.5 million as at December 31, 2005. The Company has increased its investment in inventory in anticipation of increased activity in the third and fourth quarters of 2006, the longer order lead times being experienced and the potential for certain product shortages from suppliers capacity constraints.

The Company measures inventory efficiency by using an inventory turns calculation, because the higher the inventory turns, the better the Company’s inventory is managed.  Inventory turned 4.1 times (annualized) in the second quarter of 2006 and 5.6 times (annualized) in the first six months of 2006. This compares to 4.0 times (annualized) in the second quarter of 2005 and 5.1 times (annualized) for the first six months of 2005. CE Franklin targets inventory turns of 5.0 times (annualized).  The Company monitors its inventory on a daily basis in order to reduce surplus, improve turns and reduce obsolescence.

Accounts payable and accrued liabilities have decreased $21.4 million to $63.7 million as at June 30, 2006 compared to $85.0 million as at March 31, 2006. For the six months ended June 30, 2006 accounts payable and accrued liabilities decreased by $1.3 million to $63.7 million as compared to $64.9 million as at December 31, 2005.  The decrease reflects the decrease in purchases in the second quarter due to lower activity levels.

Property and equipment increased 31.1% to $4.6 million from $3.5 million at December 31, 2005.  This increase reflects capital expenditures of $1.6 million, $0.5 million in additions to rental equipment assets, and $0.4 million in other capital additions as a result of an acquisition.  The additions were offset by amortization expense of $1.4 million.

During the first quarter of 2006 the Company purchased agency operations at two of the Company’s branch locations, for net cash consideration of $2.3 million.  This acquisition will enhance the Company’s net income.  See note 2 to the Interim Consolidated Financial Statements of the Company for further details.

The Company has a $60.0 million 364 day bank operating facility.  The decrease in borrowing to $35.6 million as at June 30, 2006 compared to $52.2 million as at March 31, 2006 is due to a decrease in activity levels during the second quarter of 2006 and the application of collected accounts receivable to the bank operating loan.  As at June 30, 2006 the Company was well within its covenant compliance thresholds and was able to draw up to $60.0 million against its bank operating loan based on the borrowing base formula.  Effective July 27, 2006 the Company has negotiated a new $75.0 million 364 day bank operating facility.

As at June 30, 2006 the Company’s total capitalization (financed debt plus equity) was comprised of debt of 29.0% and equity of 71.0% compared to 30.9% debt and 69.1% equity as at June 30, 2005.

Contractual Obligations

There have been no material changes in any contractual obligations since the year ended December 31, 2005.

Off-Balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements.

Related party transactions

Messrs. Douglas L. Rock and John J. Kennedy, directors of the Corporation, are directors or officers of, or otherwise interested in, Smith International, Inc. (“Smith”), which owns 50% of the Company’s outstanding shares (diluted).

The Company is the exclusive distributor of bottom hole pump production equipment manufactured by Dura, a division of Wilson Supply, which is a wholly-owned subsidiary of Smith. All transactions with Smith and its subsidiaries are in the normal course of business and at commercial rates.  Included in inventory at June 30, 2006 and June 30, 2005 was $3.8 million and $2.9 million, respectively, of this bottom hole pump production equipment purchased from Wilson.  For the three months ended June 30, 2006 and 2005, cost of sales includes $2.0 million and $1.8 million, respectively, relating to the inventory purchased from Wilson.    For the six months ended June 30, 2006 and 2005, cost of sales includes $4.3 million and $3.7 million, respectively, relating to the inventory purchased from Wilson.  Accounts payable and accrued liabilities, which are non-interest bearing and are payable within commercial supplier payment terms, include $1.4 million and $1.2 million at June 30, 2006 and 2005, respectively, owing to Wilson.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks from changes in interest rates and foreign exchange rates. The Company will, from time to time, enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments. These foreign currency exchange contracts are not designated as hedges for accounting purposes. The value of the contract is marked to market and the change in value is recognized in the Company’s Statements of Operations. The Company entered into such contracts in 2006, the impact of which was not material, and no such contracts were outstanding as at June 30, 2006.

The Company has exposure to interest rate fluctuations on its bank operating loan. The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the demand bank operating loan. No such contracts were in place for 2006 or 2005. The Company does not use financial instruments for speculative purposes.

As at June 30, 2006 there were no unrecognized gains or losses associated with the above instruments.

Critical Accounting Estimates

There have been no material changes since the year ended December 31, 2005.

Change in Accounting Policies

There have been no changes in accounting policies since the year ended December 31, 2005.

Other Items

The Company’s Annual Report on Form 20-F is available on SEDAR @ www.sedar.com.

CE Franklin has authorized an unlimited number of common shares with no par value.  As at June 30, 2006 the Company had 18,232,202 common shares outstanding.

As at June 30, 2006 options to purchase 863,883 common shares were outstanding at an average exercise price of $3.60 per common share.  The Board of Directors may grant further options to purchase up to 302,924 common shares.

Risk Factors

In addition to the information set forth elsewhere in this MD&A, the following factors should be carefully considered when evaluating CE Franklin.

Fluctuations in oil and gas prices could affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s sales, cash flows and profitability.  CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration, development and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile.  Factors that can cause price fluctuations include:

•

relatively minor changes in, or threats to, the worldwide supply of and demand for oil and natural gas;

•

the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain price stability through voluntary production limits;

•

the level of production by non-OPEC countries;

•

North American demand for gas;

•

the movement of the Canadian dollar relative to its U.S. counterpart (crude oil and natural gas exports are traded in U.S. dollars);

•

general economic and political conditions in North America and worldwide; and

•

the presence or absence of drilling incentives such as Canadian provincial royalty holidays, fluctuation in the value of the Canadian dollar, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s sales, cash flows and profitability.  There can be no assurances as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

Adverse weather conditions could temporarily decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas wells, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s sales, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin’s sales, cash flows and profitability.  The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

•

the ability of some customers to purchase pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies directly from the manufacturer rather than from the Company;

•

the ability of new brokers and distributors to enter the market if the oil and gas industry were to experience significant growth;

•

price competition among major supply companies;

•

cost of goods being subject to rising or declining commodity prices, such as the price of steel, and the inability of CE Franklin to pass these price increases on to customers, or the risk CE Franklin may have higher-cost inventory during declining commodity prices resulting in a deterioration in gross profit margins.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due in part to customer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin’s major supplier for tubular products could adversely affect the Company’s sales and gross profit.  A portion of CE Franklin’s business is the sale of tubular products that are primarily obtained from one supplier.  Although the Company believes that it has historically had and continues to have a good relationship with its supplier, there can be no assurance that such relationship will continue.  In the event the Company is unable to source tubular products from its existing supplier, then CE Franklin would need to search for an alternate supplier of these goods.  There can be no assurance that a suitable alternate supplier for such goods would be found.

Labour shortages could adversely affect the Company’s ability to service its customers.  The Company faces the challenge of attracting and retaining workers to meet any increase in demand for its products and services.  In a highly competitive market for employees, the Company may experience periods of high employee turnover that could result in higher training costs or reduced levels of service to customers.  The Company may also experience increased wages paid to workers due to a highly competitive market for employees.  These could result in increased costs or the loss of customers and market share.

During periods of high demand for products and services, the Company may experience product shortages.  The frequency and duration of the shortages may impact the financial performance of the Company.  Product shortages may impact profit margins or could result in the loss of customers.

The Company is exposed to market risks from changes in the Canadian prime interest rate and foreign exchange rates with respect to the Canadian dollar and the U.S. dollar for products it purchases outside Canada.  The Company may enter into foreign currency forward exchange contracts and interest rate contracts to hedge the risks associated with foreign currency and interest rate fluctuations.  Gain or losses with respect to such hedge contracts may materially affect net income.

The majority of the Company’s sales are generated from customers in the energy sector.  This includes major multinational and independent oil companies, pipeline companies and contract drilling companies operating in Canada.  In addition, for the year ended December 31, 2005 11% of sales (2004 – 12%; 2003 – 14%) were derived from sales to one customer.  No other customer accounted for more than 10% of the Company’s sales.

The Company may experience a financial loss if its significant customers fail to pay CE Franklin for its products or services.  The Company’s ability to collect the proceeds from the sale of its products and services from its customers depends on the payment ability of its customer base, which includes a significant customer who constitutes 11% of its 2005 annual sales. If this customer fails to pay CE Franklin for any reason, the Company could experience a material loss.

Significant downtime at the Company’s 100,000 square foot centralized distribution centre located in Edmonton, Alberta could materially impact net income and cash flow from operations.  The Company operates a hub and spoke distribution model with the distribution centre strategically located within reasonable proximity to a majority of its vendors.  In addition, the distribution centre acts as a hub for its 42 branches.  Significant downtime at this facility would impact the Company’s gross profit margins net income and cash flow from operations.

A substantial portion of the Company’s sales to customers will depend on written contracts that are cancelable at any time, or are based on verbal agreements.  The key factors which will determine whether a customer will continue to use the Company are pricing, service quality and availability, strategically located service centers and technical knowledge and experience.  There can be no assurance that the Company’s relationships with its customers will continue, and a significant reduction or total loss of business from these customers, if not offset by increased sales to new or existing customers, could have a material adverse effect on the Company’s net income or cash flow from operations.

If the Company is unable to successfully address potential material weakness in its internal controls, or any other control deficiencies, its ability to report its financial results on a timely and accurate basis and to comply with disclosure and other requirements may be adversely affected.  The Company is not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and is therefore not required to make an assessment of the effectiveness of its internal controls over financial reporting for that purpose. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

CE Franklin will continue to monitor the effectiveness of these and other processes, procedures and controls and will make any further changes management determines appropriate, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002 when required to make an assessment of internal controls under Section 404 for fiscal 2006. The steps CE Franklin has taken and will take in the future may not remediate the material weakness. In addition, the Company may identify material weaknesses or other deficiencies in our internal controls in the future.

Any material weaknesses or other deficiencies in the Company’s control systems may affect its ability to comply with reporting requirements and listing standards or cause its financial statements to contain material misstatements, which could negatively affect the market price and trading liquidity of its common stock, cause investors to lose confidence in the Company’s reported financial information, as well as subject CE Franklin to civil or criminal investigations and penalties.

There are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected.  While CE Franklin has taken actions designed to address compliance with the internal control, disclosure control and other requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the SEC implementing these requirements, there are inherent limitations in the Company’s ability to control all circumstances. Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company’s internal controls and disclosure controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions, such as growth of the Company or increased transaction volume, or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

If the Company loses key management and technical personnel, its business may suffer.  CE Franklin relies upon a relatively small group of key management and technical personnel. Mr. West, in particular, has extensive experience in oilfield supply and distribution.  The Company does not maintain any key man insurance and it cannot assure you that these individuals will remain with us in the future. An unexpected partial or total loss of their services may harm the Company’s business.

The Company’s share ownership is highly concentrated and, as a result, CE Franklin’s principal shareholder effectively controls the Company’s business.  As at the date of this MD&A, CE Franklin’s largest shareholder, Smith International, owned approximately 50% of the Company’s common outstanding shares (diluted).  As a result, Smith International has the voting power to significantly influence the Company’s policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of the Company’s assets.

In addition, the concentration of the Company’s ownership may have the effect of delaying; deterring or preventing a change in control that otherwise could result in a premium in the price of the Company’s common shares.

The Company is at risk for certain operating hazards.  CE Franklin’s operations are subject to hazards present in the oil and natural gas industry which can cause personal injury and damage to property or the environment. Litigation arising from an accident at a location where its products or services are used or provided may cause the Company to be named as a defendant in lawsuits asserting potentially large claims. CE Franklin has insurance coverage against operating hazards, which the Company believes is customary in the industry.  This insurance has deductibles and contains certain coverage exclusions and limitations. The Company’s insurance premiums can be increased or decreased based on the claims it makes on its insurance policies. Results of operations could be adversely affected by unexpected claims not covered by insurance.

CE Franklin Ltd.
Interim Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands of Canadian dollars, except per share data)	2006	2005	2006	2005

Sales	115,464	91,899	291,821	220,271
Cost of sales	93,004	73,735	237,114	178,444
Gross profit	22,460	18,164	54,707	41,827

Other expenses (income)
Selling, general and administrative expenses	15,450	12,204	32,692	25,113
Amortization	692	1,178	1,393	2,346
Interest expense	739	493	1,405	1,002
Foreign exchange loss (gain)	(13)	63	(64)	72
Other income	-	-	(38)	-
	16,868	13,938	35,388	28,533

Income before income taxes	5,592	4,226	19,319	13,294
Income tax expense (recovery) (note 4)
Current	1,037	2,593	5,986	6,245
Future	641	(910)	540	(1,298)
	1,678	1,683	6,526	4,947

Net income for the period	3,914	2,543	12,793	8,347

Net income per share (note 3)
Basic	0.21	0.14	0.71	0.48
Diluted	0.21	0.14	0.68	0.46
Weighted average number of shares outstanding
Basic	18,068,179	17,233,449	17,961,750	17,219,618
Diluted	18,920,581	18,192,171	18,920,581	18,192,171

CE Franklin Ltd.
Interim Consolidated Balance Sheets
(Unaudited)

	June 30	December 31
(in thousands of Canadian dollars)	2006	2005

ASSETS
Current assets
Accounts receivable	87,362	96,508
Inventories	95,435	80,482
Other	1,778	2,998
	184,575	179,988
Property and equipment	4,638	3,537
Goodwill	10,479	7,765
Future income taxes (note 4)	495	1,038
Other	150	180
	200,337	192,508
LIABILITIES
Current liabilities
Bank overdraft	5,362	14,090
Bank operating loan	35,635	29,062
Accounts payable	22,761	29,575
Accrued liabilities	40,897	35,354
Income taxes payable	3,479	7,840
Current portion of long term debt	490	217
	108,624	116,138
Long term debt	907	438
	109,531	116,576
SHAREHOLDERS' EQUITY
Capital stock	23,812	21,914
Contributed surplus	14,464	14,281
Retained earnings	52,530	39,737
	90,806	75,932
	200,337	192,508

CE Franklin Ltd.
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands of Canadian dollars)	2006	2005	2006	2005

Cash flows from operating activities
Net income for the period	3,914	2,543	12,793	8,347
Items not affecting cash -
Amortization	692	1,178	1,393	2,346
Gain on disposal of property and equipment	-	-	(38)	-
Future income tax expense (recovery)	641	(910)	540	(1,298)
Inventory write-downs recovered	(217)	(311)	(369)	(9)
Stock option/Performance share unit expense	341	147	473	293
	5,371	2,647	14,792	9,679
Net change in non-cash working capital balances
related to operations -
Accounts receivable	42,387	28,812	9,146	6,068
Inventories	(14,283)	(8,467)	(14,996)	(12,028)
Other current assets	961	(1,802)	1,220	(2,295)
Accounts payable	(14,201)	(8,837)	(6,814)	5,327
Accrued liabilities	(7,163)	1,592	5,543	(4,496)
Income taxes payable	(449)	1,143	(4,361)	1,293
	12,623	15,088	4,530	3,548
Cash flows from financing activities
Issuance of capital stock	1,247	144	1,608	265
Increase (decrease) in bank operating loan	(16,529)	(9,634)	6,573	1,330
Increase (decrease) in bank overdraft	3,436	(5,512)	(8,728)	(4,899)
Decrease in long term debt	(70)	(55)	(126)	(126)
	(11,916)	(15,057)	(673)	(3,430)
Cash flows from investing activities
Purchase of property and equipment	(707)	(31)	(1,632)	(118)
Proceeds on disposal of property and equipment	-	-	38	-
Acquisition of distribution operations (note 2)	-	-	(2,263)	-
	(707)	(31)	(3,857)	(118)
Change in cash and cash equivalents during the period	-	-	-	-
Cash and cash equivalents - Beginning of period	-	-	-	-
Cash and cash equivalents - End of period	-	-	-	-
Cash paid during the period for:
Interest on bank operating loan	723	485	1,377	980
Interest on long term debt	16	8	28	22
Income taxes	1,485	1,450	10,347	4,951

CE Franklin Ltd.
Interim Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)
	Capital Stock
	Number of		Contributed	Retained	Shareholders'
(in thousands of Canadian dollars, except share amounts)	Shares	$	surplus	earnings	equity

Balance - December 31, 2004	17,194,934	19,335	13,858	20,873	54,066
Stock options exercised	64,825	285	(20)	-	265
Stock options granted	-	-	293	-	293
Net income	-	-	-	8,347	8,347
Balance - June 30, 2005	17,259,759	19,620	14,131	29,220	62,971

Balance - December 31, 2005	17,804,554	21,914	14,281	39,737	75,932
Stock options exercised	427,648	1,898	(290)	-	1,608
Stock options/Performance share units granted	-	-	473	-	473
Net income	-	-	-	12,793	12,793
Balance - June 30, 2006	18,232,202	23,812	14,464	52,530	90,806

CE Franklin Ltd.
Notes to Consolidated Financial Statements (Unaudited)

Note 1 - Accounting policies

These interim consolidated financial statements are prepared following accounting policies consistent with the Company's financial statements for the years ended December 31, 2005 and 2004. These consolidated financial statements are in accordance with generally accepted accounting principles in Canada.

The disclosures provided below are incremental to those included in the annual audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended December 31, 2005.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 - Acquisition

On February 1, 2006, the Company purchased the outstanding shares of an agent that operated two of the Company's branch locations, for a net cash consideration of $2.263 million. In addition to the cash consideration paid is a $300,000 contingent amount payable at the end of one year from closing subject to achieving certain purchase conditions. The investment is accounted for using the purchase method and the results of operations have been included in these financial statements from the date of acquisition. Details of the acquisition are as follows:

(in thousands of Canadian dollars)
Assets
Property and equipment	369
Goodwill	2,714
3,083

Assumed Liabilities
Long term debt	817
Future tax liability	3
820

Net cash consideration	2,263

CE Franklin Ltd.
Notes to Consolidated Financial Statements (Unaudited)

Note 3 - Share data

At June 30, 2006 the Company had 18,232,202 common shares outstanding and 863,883 options to acquire common shares at a weighted average exercise price of $3.60 per common share. Of the outstanding options, 421,248 were vested and exercisable at a weighted average exercise price of $3.31 per common share.

a) Stock options
There were no common share options granted in the first two quarters of 2006. The compensation expense recorded in the second quarter of 2006 and in the six month period ended June 30, 2006 for common share options granted subsequent to December 31, 2002 was $132,000 and $264,000 respectively. The compensation expense recorded for the comparative quarter and six month period ended June 30, 2005 was $147,000 and $293,000 respectively.

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company has continued to apply the intrinsic method of accounting for stock options granted to employees, officers and directors. The consideration paid by option holders on the exercise of these options is and will be credited to capital stock. Had compensation cost been determined on the basis of fair values, net income for the quarter and six month period ended June 30, 2006 would have decreased by $49,000 ($0.00 per common share) and $98,000 ($0.01 per common share) respectively. The net income for the comparative quarter and six month period ended June 30, 2005 would have decreased by $128,000 ($0.01 per common share) and $256,000 ($0.02 per common share) respectively.

b) Performance share units
Effective May 2, 2006, the Company adopted the Performance Share Unit ("PSU") plan approved by shareholders on that date. Under this plan, PSU's are granted which entitle the participant to receive either a common share or cash equivalent, at the Company's discretion, in exchange for a vested unit. Compensation expense related to the PSU's granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus. The contributed surplus balance is reduced as the vested PSU's are exchanged for either common shares or cash.

A total of 120,712 PSU's were granted in the second quarter of 2006 with a fair value, as determined by reference to share price, of approximately $2.4 million. The compensation expense recorded in both the second quarter of 2006 and in the six month period ended June 30, 2006 was $209,000 (2005 - nil).

Note 4 - Income taxes

a) The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended				Six Months Ended
	June 30		June 30		June 30		June 30
(in thousands of Canadian dollars)	2006		2005		2006		2005

Income before income taxes	5,592		4,226		19,319		13,294
Incomes taxes calculated at expected rates	1,779	31.8%	1,452	34.4%	6,472	33.5%	4,568	34.4%
Non-deductible items	180	3.2%	339	8.0%	277	1.4%	453	3.4%
Adjustments on filing returns	(343)	-6.1%	-	0.0%	(343)	-1.8%	-	0.0%
Capital and large corporations taxes	17	0.3%	(12)	-0.3%	36	0.2%	25	0.2%
Other	45	0.8%	(96)	-2.3%	84	0.5%	(99)	-0.7%
	1,678	30.0%	1,683	39.8%	6,526	33.8%	4,947	37.2%

b) Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of future income tax assets and liabilities are as follows:

	June 30	December 31
(in thousands of Canadian dollars)	2006	2005

Assets
Financing and investment charges	252	909
Property and equipment	594	479
Other	144	199
	990	1,587

Liabilities
Goodwill	495	549
	495	549

Net future income tax asset	495	1,038

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on projected operating results and tax planning strategies available.